UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 29, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Company”)
SIBANYE RELEASED AS GUARANTOR OF GOLD FIELDS BOND
Westonaria, 29 April 2015: Sibanye (JSE: SGL & NYSE: SBGL) is pleased to inform shareholders that the Group has been released as guarantor by the noteholders of Gold Fields Limited’s (“Gold Fields”) US$1 billion bond issued on 30 September 2010 by a subsidiary of Gold Fields, Gold Fields Orogen Holding (BVI) Limited (the “Bond”).
Sibanye remained as a guarantor of the Bond after its unbundling by Gold Fields in February 2013. This restricted Sibanye‘s debt capacity, as lenders considered the contingent liability which arose from the guarantee as debt.
During March 2015 Gold Fields approached the Bond noteholders through a consent solicitation process to release Sibanye of its obligations as a guarantor under the Bond. On 22 April 2015 the noteholders approved the various resolutions to release Sibanye as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met.
“The R12 billion guarantee has always been a concern to our lenders, resulting in complex funding arrangements and the imposition of certain limitations on our borrowing capacity. The removal of the guarantee enhances balance sheet flexibility and increases Sibanye’s capacity for debt, should it require it. This is positive for our credit and equity profile and completes the successful unbundling of Sibanye by Gold Fields” said Charl Keyter, Chief Financial Officer of Sibanye.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd
FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speakonly as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 29, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer